FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July, 2003

                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                              Rua Augusta 62-961100
                                Lisbon, Portugal
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F |X|                            Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes |_|                                   No |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes |_|                                   No |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes |_|                                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 82-____________

Annex 1 Banco Comercial Portugues, S.A. (the "Bank") has published and released in Portugal the attached release containing its consolidated results for the first half of 2003. The Bank has reported consolidated net income of Euro 210.2 million. These results and those for the first half of 2002 are not necessarily indicative of results for any other period or for the full year applicable thereto (as to the results for 2002, see the Bank's Annual Report on Form 20-F for 2002 filed with the Securities and Exchange Commission).

      Additional information comparable to the information included in the consolidated financial statements of the Bank in the Bank's Annual Report on Form 20-F for the fiscal year ended December 31, 2002 is not available at June 30, 2003, or for the six months ended June 30, 2002, nor is a reconciliation of net income available for the six months ended June 30, 2003 to give effect to material differences between Portuguese GAAP and U.S. GAAP. For a discussion of certain significant differences between Portuguese GAAP and U.S. GAAP, see Note 37 of the Notes to the Bank's consolidated financial statements for the fiscal year ended December 31, 2002, included in the Bank's Annual Report on Form 20-F for 2002.

Annex 2 Banco Comercial Portugues, S.A. Consolidated Balance Sheet and Consolidated Statement of Income for the six months ended 30 June, 2003 and 2002.


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

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCO COMERCIAL PORTUGUES, S.A.


                                        By:  Antonio Rodrigues
                                           ---------------------------------
                                             Antonio Rodrigues
                                             Member of the Board of Directors


                                        By:  Luis Gomes
                                           ---------------------------------
                                             Luis Gomes
                                             General Manager

Date: July 23, 2003


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

                                                                         Annex 1

FOR IMMEDIATE RELEASE                                JULY 22, 2003

                        BANCO COMERCIAL PORTUGUES ("BCP")
                 EARNINGS RELEASE FOR THE SECOND QUARTER OF 2003

|X| Net income for the second quarter of 2003 at Euro 114.7 million, 20.0% up from the previous quarter;

|X| Successful cost controls led to improvement in domestic cost-income ratio to 56.5% from 60.7% in the first quarter of 2003;

|X| Seguros e Pensoes (consolidated by the equity method) makes a positive contribution to consolidated net income;

|X| Increased commission income boosted by fees from cards, operations on securities and investment banking;

|X| Outsourcing of part of the Group's IT infrastructure expected to strongly reduce future IT costs and investments;

|X| Focused growth of loans to customers. Special emphasis on mortgages: loans up 4.9% from the end of March 2003, and market leadership in terms of new business during the quarter;

|X| Reinforced provisions for loan losses and maintenance of high credit quality: loans overdue by more than 90 days at 1.6% of total loans and coverage by provisions at 145.2%;

|X| BCP Investimento considered by Euromoney one of the best investment banks operating in Portugal four years in a row, this time taking the award for "Best Domestic Securities Firm in Portugal";

|X| Leadership in internet banking:

      - cidadebcp leads domestic online financial services, according to market surveys by Marktest, and is considered the best financial site in Portugal by the PC Guia magazine, for the second consecutive year;

      - 2003 edition of the "World's Best Internet Banks" awards, granted by Global Finance: managerland considered the Best Corporate/Institutional Internet Bank in Portugal and the Best Corporate/Institutional Integrated Site in Europe. ActivoBank7 winner of the European awards for Best Consumer Online Securities Trading and Best Consumer Web Site Design.


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

The consolidated net income of Banco Comercial Portugues amounted to Euro 114.7 million in the second quarter of 2003, up 20.0% from Euro 95.6 million in the previous quarter. Consolidated net income for the first half of 2003 totalled Euro 210.2 million, compared to Euro 320.9 million in the same period of 2002. Return on equity stood at 18.2%, with return on assets standing at 0.7%.

------------------------------------------------------------------------------
                                               2nd         1st
                PROFITABILITY                Quarter     Quarter     Change
                  INDICATORS                   2003        2003     1Q03-2Q03
------------------------------------------------------------------------------
  Net income                                  114.7        95.6       20.0%
     (Millions of euros)
  ROE                                          18.2%       17.9%        --
  ROA                                           0.7%        0.6%        --
  ROA before minority interests                 0.8%        0.7%        --
------------------------------------------------------------------------------

"The 20% increase in our quarterly earnings reflects the rebound in Seguros e Pensoes' results and our efforts to improve the Bank's profitability, aimed at the preservation of interest margins - compensating the continuing decrease in interest rates through a focused loan growth, with the emphasis on mortgages reflected in the Group's leadership of the Portuguese market, in terms of new mortgage loans - and at boosting commissions, as well as concentrating on the continued implementation of cost rationalisation initiatives, both domestically and abroad", commented Mr. Jardim Goncalves, BCP's Chairman and CEO, with regard to BCP's consolidated earnings performance during the second quarter of 2003.

"The acquisition of Seguros e Pensoes at the end of March 2003 has made a positive contribution to consolidated earnings, reflecting the substantial progress of the programmes aimed at reducing Seguros e Pensoes' exposure to market risks and at decreasing its costs and improving its operating performance. We were also able to take advantage of the significant capital and extraordinary gains resulting from the more positive performance of capital markets over the last months to reinforce the Bank's provisions for loan losses, thus increasing provision coverage of past due loans."

Net interest income increased to Euro 367.3 million in the second quarter of 2003 from Euro 364.0 million in the previous quarter. This performance was mainly attributable to a higher volume of interest-earning assets stemming from increased business. This offset the impact of credit securitisation. It was also helped by the fact that BCP was able to restrict the decrease in net interest margin, down from 2.8% in the first quarter of 2003 to 2.7% in the second quarter, to less than that of the key market interest rates. Net interest income also benefited from the impact of BCP's share capital increase at the end of March 2003.

The Bank's prudent provisioning policy, aimed at keeping high coverage of past due loans, and the strengthening of provisions to take advantage of significant market gains during the quarter, resulted in an increase in charges to provisions for loan losses to Euro 133.1 million in the second quarter of 2003 from Euro 78.5 million in the first quarter.

The steep increase in income from securities, to Euro 65.5 million in the second quarter of 2003 from Euro 11.7 million in the previous quarter, resulted from the appropriation of Seguros e Pensoes' net income from March 31 and from the booking of dividends from the Group's investments in EDP, Intesa and Friends Provident.

Net commissions totalled Euro 143.1 million, compared to Euro 135.7 million in the first quarter of 2003, and were boosted by continuing efforts to optimise pricing. The performance of income from cards and from operations on securities stood out, the latter being influenced by the impact of BCP's share capital increase. Commissions from investment banking are also worth mentioning. The expertise of the BCP Group in this business is demonstrated by the fact that BCP Investimento is, for the fourth consecutive year, considered by Euromoney to be one of the best investment banks operating in Portugal, taking the award for the Best Domestic Securities Firm.

Whilst still maintaining a prudent approach to market risks, the Bank was able to take advantage of increased volatility in euro and US dollar interest rates in the second quarter, mainly in long maturities. This resulted in an increase in net trading income to Euro 37.1 million from Euro 28.6 million in the first quarter of 2003.

Other net operating income totalled Euro 81.3 million in the second quarter of 2003 (Euro 74.6 million in the first quarter of 2003), benefiting from increased cross-selling related income.

    ----------------------------------------------------------------------
                                          2nd        1st
             OTHER INCOME               Quarter    Quarter      Change
         (Millions of euros)              2003       2003     1Q03-2Q03
    ----------------------------------------------------------------------
      Net Commissions                    143.1       135.7       5.5%
      Trading Gains                       37.1        28.6      29.8%
      Other Net Operating Income          81.3        74.6       9.0%
    ----------------------------------------------------------------------

Operating costs (staff costs, other administrative expenses and depreciation) amounted to Euro 419.1 million, roughly unchanged from Euro 419.3 million in the first quarter of 2003. Domestic cost-income ratio improved to 56.5% from 60.7% in the first three months of 2003. Operating costs benefited from the implementation of the operating efficiency programme started in 2002 and from staff downsizing measures. Part of the Group's IT infrastructure was outsourced for a 10-year period, and this is expected to have a significant positive impact on efficiency and on IT-related investments and costs.

Operating costs continued to be affected by increased expenses relating to the expansion of the Group's activity abroad. Banque Privee BCP started its operations in Switzerland, and NovaBank's business expanded both in Greece and in Turkey.

Staff costs totalled Euro 216.8 million in the second quarter of 2003, compared to Euro 218.5 million in the previous quarter. The increase in domestic staff costs resulted from the integration of staff from Seguros e Pensoes into ServiBanca and from the increase in salaries established by the new Labour Agreement agreed with trade unions.

Other administrative expenses stood at Euro 151.0 million (149.9 million in the first quarter of 2003) and were affected by increased advertising and outsourcing expenses.

-------------------------------------------------------------------------------
                                                 2nd        1st
           OPERATING COSTS                     Quarter    Quarter       Change
         (Millions of euros)                     2003      2003       1Q03-2Q03
-------------------------------------------------------------------------------
  Staff Costs                                    216.8      218.5       -0.8%
      Of which: domestic activity                170.0      166.2        2.3%

  Other Administrative Expenses                  151.0      149.9        0.7%
      Of which: domestic activity                104.7      103.1        1.5%

  Depreciation                                    51.3       50.9        0.7%
      Of which: domestic activity                 33.4       32.7        2.0%

  Operating Costs                                419.1      419.3        0.0%
      Of which: domestic activity                308.1      302.0        2.0%
-------------------------------------------------------------------------------

Loans to customers totalled Euro 48,526 million at June 30, 2003 and Euro 48,285 million at the end of the first quarter of 2003. The Bank maintained its efforts to limit exposure to large risks and focused on mortgage loans, up to Euro 12,573 million from Euro 11,981 million at March 31, 2003. The BCP Group led the Portuguese mortgage market in terms of new loans granted during the quarter.

Total customers' funds amounted to Euro 50,399 million at June 30, 2003, compared to Euro 50,670 million at March 31. Securities showed a strong performance, up 14.5% from the end of the first quarter, reflecting the transfer of customers' savings from other instruments. Assets under management and capitalisation insurance have also increased.

------------------------------------------------------------------------------
              ACTIVITY                                           Change
            INDICATORS                   30 Jun.   31 Mar.      Mar. 03-
       (Millions of euros)                2003       2003       Jun. 03
------------------------------------------------------------------------------
  Total Assets                           65,496     66,239       -1.1%

  Loans to Customers                     48,526     48,285        0.5%

  Total Customers' Funds
      - Deposits                         29,048     30,214       -3.9%
      - Assets under Management           9,159      9,038        1.3%
      - Capitalisation Insurance          6,604      6,539        1.0%
      - Securities                        5,588      4,879       14.5%
      - Total                            50,399     50,670       -0.5%
------------------------------------------------------------------------------

Credit quality improved from the end of the first quarter of 2003, a particularly outstanding performance given current economic conditions. Loans overdue by more than 90 days accounted for 1.6% of total loans, while provision coverage reached 145.2% (1.7% and 141.8%, respectively, at March 31, 2003).

------------------------------------------------------------------------------
                                                      30. Jun.     31 Mar.
           LOAN QUALITY INDICATORS                      2003        2003
------------------------------------------------------------------------------
  Loans overdue by more than 90 days/Total loans         1.6%        1.7%
  Provisions/ Loans overdue by more than 90 days       145.2%      141.8%
------------------------------------------------------------------------------

Solvency was maintained at roughly the levels seen at the end of the first quarter, after capital strengthened significantly as a result of the capital-raising operations that took place in 2002 and in the first quarter of 2003. The consolidated solvency ratio stood at 10.7% at June 30, 2003 according to the rules of the Bank of Portugal, and at 11.6% according to BIS principles (Tier One of 7.2%).

------------------------------------------------------------------------------
                                                                 Change
 REGULATORY CAPITAL (BIS)                 30 Jun.    31 Mar.     Mar. 03-
    (Millions of euros)                    2003       2003       Jun. 03
------------------------------------------------------------------------------
  Tier One Capital
      - "Core"                             2,669       2,665       0.1%
      - Preference Shares                  1,169       1,193      -2.0%
      - Total                              3,838       3,858      -0.5%

  Tier Two Capital
      - Debt                               2,960       3,043      -2.7%
      - Deductions                          (599)       (569)      5.2%
      - Total                              2,361       2,474      -4.6%

  Total Regulatory Capital                 6,199       6,332      -2.1%

  Risk Weighted Assets                    53,632      53,038       1.1%

  Ratios
      - Tier One                             7.2%        7.3%      --
      - Tier Two                             4.4%        4.6%      --
      - Total                               11.6%       11.9%      --
------------------------------------------------------------------------------

In the first half of 2003, the BCP Group, through cidadebcp, became the undisputed domestic leader in online financial services. This leadership was confirmed by external entities such as Marktest and the PC Guia magazine, which considered cidadebcp the best financial site in Portugal the second year in a row. Three years after it started operating, cidadebcp reached 714,000 registered customers, 300,000 of which are registered to use SMS banking services. At the end of June 2003 cidadebcp launched a specific service for PDAs, making it a European reference in terms of mobile financial services.

In July, the Group's internet banking businesses received four Global Finance awards, three of which were on a European level. In the 2003 edition of the "World's Best Internet Banks" awards, managerland was considered the Best Corporate/Institutional Internet Bank in Portugal and the Best Corporate/Institutional Integrated Site in Europe. ActivoBank7 won the European awards for Best Consumer Online Securities Trading and Best Consumer Web Site Design.

Commenting on BCP's operations abroad, Mr. Jardim Goncalves stated: "NovaBank's activity in Greece, continues its dynamic progress with its business expanding into the Private Banking and Corporate segments. This follows its focus on high net-worth individuals, the success of which is demonstrated by the increase of business indicators, and also reflected in the improvement to its profit and loss account". He ended with a reference to the BCP Group's activity in Poland:
"In spite of the significant impact on earnings arising from the fact that Bank Millennium ceased to consolidate PZU, an insurance company, using the equity method, the benefits stemming from the cost reduction programme currently under way are already visible. Bank Millennium continues to follow an organic growth strategy, focused on selective loan growth and on capturing customers' funds."

- End of announcement -

                                                                         Annex 2

                            BANCO COMERCIAL PORTUGUES

             Consolidated Balance Sheet as at 30 June, 2003 and 2002

                                                2003           2002
                                            -----------    -----------

                                                (Thousands of Euros)
Assets

Cash and deposits at central banks              986,329      1,264,840
Loans and advances to credit institutions
   Repayable on demand                          656,135        759,449
   Other loans and advances                   2,535,875      3,470,180
Loans and advances to customers              48,526,209     44,216,241
Securities                                    4,421,944      4,172,345
Treasury stock                                       --         23,984
Investments                                   2,537,500      2,642,094
Intangible assets                               179,493        138,995
Tangible assets                               1,242,206      1,175,280
Other debtors                                 1,176,729        809,978
Prepayments and accrued income                3,233,351      2,122,358
                                            -----------    -----------
                                             65,495,771     60,795,744
                                            ===========    ===========

Liabilities

Amounts owed to credit institutions
   Repayable on demand                          211,504        429,226
   With agreed maturity date                 12,137,616     10,965,966
Amounts owed to customers
   Repayable on demand                       11,918,307     11,871,335
   With agreed maturity date                 17,122,304     16,373,392
Debt securities                              12,896,379     12,113,536
Other liabilities                               554,901        438,190
Accruals and deferred income                  2,675,163      1,632,697
Provision for liabilities and charges         1,013,928        859,384
Subordinated debt                             2,910,913      2,882,675
                                            -----------    -----------
        Total Liabilities                    61,441,015     57,566,401
                                            -----------    -----------

Shareholders' Equity

Share capital                                 3,257,401      2,326,715
Mandatorly convertible notes                    528,207             --
Share premium                                   674,229        715,117
Reserves and retained earnings               (1,920,223)    (1,178,122)
                                            -----------    -----------
        Total Shareholders' Equity            2,539,614      1,863,710
                                            -----------    -----------

Minority interests                              345,752        160,341
Minority interests in preference shares       1,169,390      1,205,292
                                            -----------    -----------
        Total Minority Interests              1,515,142      1,365,633
                                            -----------    -----------
                                             65,495,771     60,795,744
                                            ===========    ===========

                            BANCO COMERCIAL PORTUGUES

                        Consolidated Statement of Income
                 for the six months ended 30 June, 2003 and 2002

                                                   2003          2002
                                                ----------    ----------

                                                  (Thousands of Euros)

Interest income                                  1,571,438     1,492,564
Interest expense                                   840,106       828,530
                                                ----------    ----------
          Net interest income                      731,332       664,034
Provision for loan losses                          211,679       174,739
                                                ----------    ----------

          Net interest income after
             provision for loan losses             519,653       489,295
                                                ----------    ----------

Other operating income

     Income from securities                         77,233       113,779
     Net commissions                               278,846       245,255
     Net income arising from trading activity       65,714        74,190
     Other income                                  226,368       280,030
                                                ----------    ----------
                                                   648,161       713,254
                                                ----------    ----------

Other operating expenses

     Staff costs                                   435,387       379,136
     Other administrative costs                    300,922       262,879
     Depreciation                                  102,169        81,403
     Other provisions                               (4,673)       42,966
     Other expenses                                 70,425        35,656
                                                ----------    ----------
                                                   904,230       802,040
                                                ----------    ----------
          Income before income taxes               263,584       400,509
Income taxes                                        20,402        41,928
                                                ----------    ----------
          Income after income taxes                243,182       358,581
Minority interests                                  32,964        37,708
                                                ----------    ----------
          Net income for the period                210,218       320,873
                                                ==========    ==========


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